EXHIBIT 7.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges
for SEK excluding the S-system
on the Basis of IFRS

	Year ended December 31,
(Skr millions, except for ratios)	2009	2008	2007	2006
Fixed Charges:
Interest expenses	11,312.1	11,420.8	10,213.7	7,242.0
Earnings:
Net profit	1,727.3	143.9	345.9	270.5
Taxes	641.3	41.3	151.1	112.8
Fixed charges	11,312.1	11,420.8	10,213.7	7,242.0
	13,680.7	11,606.0	10,710.7	7,625.3

Ratio of earnings to fixed charges	1.21	1.02	1.05	1.05

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, of SEK.